Filed Pursuant to Rule 433

Registration No. 333-263275

March 23, 2023

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	4.900% Notes due March 27, 2028 (the “2028 Notes”)
5.800% Notes due March 27, 2053 (the “2053 Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333-263275

Ranking:	Senior, Unsecured

Principal Amount:	2028 Notes: $750,000,000
2053 Notes: $750,000,000

Pricing Date:	March 23, 2023

Expected Settlement Date:	March 27, 2023 (T+2)

Maturity Date:	2028 Notes: March 27, 2028
2053 Notes: March 27, 2053

Interest Payment Dates:	2028 Notes: March 27 and September 27 of each year
2053 Notes: March 27 and September 27 of each year

First Interest Payment Date:	2028 Notes: September 27, 2023
2053 Notes: September 27, 2023

Benchmark Treasury:	2028 Notes: 4.000% due February 29, 2028
2053 Notes: 4.000% due November 15, 2052

Benchmark Treasury Price:	2028 Notes: 102-16+
2053 Notes: 105-15

Benchmark Treasury Yield:	2028 Notes: 3.441%
2053 Notes: 3.695%

Spread to Benchmark Treasury:	2028 Notes: T + 150 basis points
2053 Notes: T + 215 basis points

Reoffer Yield:	2028 Notes: 4.941%
2053 Notes: 5.845%

Coupon:	2028 Notes: 4.900% payable semi-annually
2053 Notes: 5.800% payable semi-annually

Price to Public:	2028 Notes: 99.820%
2053 Notes: 99.367%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	Prior to February 27, 2028 (one month prior to their maturity date) (the “2028 Par Call Date”), the 2028 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2028 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date (assuming the 2028 Notes matured on the 2028 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to, but excluding, the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated March 23, 2023 (the “Preliminary Prospectus Supplements”).

On or after the 2028 Par Call Date, the 2028 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Prior to September 27, 2052 (six months prior to their maturity date) (the “2053 Par Call Date”), the 2053 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2053 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2053 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date (assuming the 2053 Notes matured on the 2053 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 35 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to, but excluding, the redemption date, as more fully described in the Preliminary Prospectus Supplements.

On or after the 2053 Par Call Date, the 2053 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to 100% of the principal amount of the 2053 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP Number / ISIN Number:	2028 Notes: 67077MBA5 / US67077MBA53
2053 Notes: 67077MBB3 / US67077MBB37

Joint Book-Running Managers:	BMO Capital Markets Corp.
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
CIBC World Markets Corp.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
Rabo Securities USA, Inc.

Co-Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
Wells Fargo Securities, LLC
ANZ Securities, Inc.
Santander US Capital Markets LLC
U.S. Bancorp Investments, Inc.

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A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 11, 2022, as supplemented by a preliminary prospectus supplement, dated March 23, 2023, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-866-864-7760, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 and Scotia Capital (USA) Inc. at 1-800-372-3930.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.